InnerWorkings, Inc.

600 West Chicago Avenue, Suite 850

Chicago, Illinois 60654

February 3, 2016

VIA EDGAR

Ms. Melissa Raminpour

Accounting Branch Chief

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	InnerWorkings, Inc. Form 10-K for the Year Ended December 31, 2014 Filed March 6, 2015 File No. 000-52170

Dear Ms. Raminpour:

We received your comment letter dated January 20, 2016 regarding our Annual Report on Form 10-K for the year ended December 31, 2014. As discussed with Heather Clark, we respectfully request a five (5) business day extension until February 10, 2016 to gather additional information to respond to your comments.

Please call Karen A. Weber at (312) 558-8794 if you have any questions or concerns.

Respectfully submitted,

/s/ Ronald Provenzano
Ronald Provenzano
General Counsel
InnerWorkings, Inc.

cc: Karen A. Weber